Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 7, 2003

VODAFONE GROUP PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

THE COURTYARD, 2-4 LONDON ROAD, NEWBURY, BERKSHIRE, RG14 1JX, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40–F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b): 82

This Report on Form 6-K contains the following:-

1.               News release dated January 15, 2003 entitled “PEOPLE JUST CAN’T LIVE, IF LIVING IS WITHOUT THEIR MOBILE”.

2.               News release dated January 22, 2003 entitled “VODAFONE  UK TO SEEK JUDICIAL REVIEW OF COMPETITION COMMISSION REPORT”.

3.               News release dated February 3, 2003 entitled “VODAFONE LAUNCHES THE VODAFONE SPEAKING PHONE”.

4.               News release dated February 5, 2003 entitled “ANNOUNCEMENT REGARDING JAPAN TELECOM HOLDINGS”.

5.               News release dated February 5, 2003 entitled “DIVIDEND PAYMENTS”.

This report on 6-K contains Stock Exchange Announcements dated January 13, 2003, January 14, 2003, and January 17, 2003.

2003/004

15 January 2003

PEOPLE JUST CAN’T LIVE, IF LIVING IS WITHOUT THEIR MOBILE

It was in January 1985 that comedian Ernie Wise stood in the centre of St Katherine’s Dock in London and made the first UK mobile phone call to Vodafone’s headquarters in Newbury.  Eighteen years on, it seems incredible to think that there was life before the mobile phone - today 7 in 10 people aged 16 - 35* believe they could not live without theirs, according to the “British Mobile Communications Survey 2003”†.

To date, voice calls have been the predominant application but with the introduction of new, diverse services such as picture messaging, full colour, arcade-quality games and Internet access, the mobile phone has increasingly been drawn more tightly into everyday life.  For many, it is not so much a nice-to-have accessory as an essential.

Adam Hart-Davis, television presenter, historian and technology enthusiast, explains, “The great thing about mobile phones is that they allow you to contact a person rather than a place - for example you probably want to talk to Helen, rather than the lounge at 19 Paradise Road.  Also, amazingly, mobiles have already given us two new words: the noun ‘mobile’, in the Oxford English Dictionary since September 2002, and the verb ‘to text’ (past tense ‘texted’), which will get in when the editors finally reach T.”

The mobile phone has also overtaken the other life-changing technology development in the popularity stakes  — the Internet.  The survey shows that nearly twice as many people rely on their mobile phone as do on the Internet in order to access information, products or services.  The key is being able to talk, make arrangements or work whilst on the move with 43.4 million people in the UK alone (and 76% of respondents) owning a handset, it is now considered more unusual not to have a mobile.

Gavin Darby, CEO Vodafone UK, commented, “Unsurprisingly, the MORI results showed that the most active users fall within the 16 - 35 age group: for them, the mobile is much more than just a communication tool, it’s an integral and accepted part of life. Voice, text messaging and picture messaging are all ways of enhancing correspondence that was previously carried out by landline phones, letters or email.  With 35% of respondents admitting to flirting by text message, and conversely 31% using it to carry out an argument, it is undeniable that the mobile has pervaded even our most private moments.”

With the new messaging services taking mobile users by storm, holiday snaps and wedding photos are respectively the two top uses for picture messaging, while most popular of the information services was the ability to access local details to find out where to go and what to do.  Currently, four in five mobile owners utilise one or more additional feature.

1985 was a highly innovative time. Microsoft launched Windows and Nintendo developed a home entertainment system.  Few would have guessed that from such humble beginnings, the mobile phone would also be one of the most persistent consumer technologies.  With the advent of 3G, future services are likely to include video over mobile phones, which sounds impressive now but will actually become as commonplace as the text message.

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* Within the 16 - 35 age group range

† The research was conducted by MORI.  Feedback was received from 3,845 adults aged 15+ across Great Britain

For further information contact:

Caroline Dewing or Kay Kavanagh at Vodafone

Telephone: 07000 500100

E-mail: press.office@vodafone.com

VODAFONE UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

In May 2002, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

2003/002

22 January 2003

Vodafone UK to seek Judicial Review of Competition Commission Report

Vodafone UK announces today that it strongly disagrees with the outcome of the Competition Commission Report regarding the termination of calls on mobile networks, and that it will be seeking a Judicial Review of the pricing proposals made by the Competition Commission.

Vodafone UK believes that the Report’s conclusions are fundamentally flawed and that the outcome is likely to mean that the country’s 49 million mobile phone users will end up paying more.

The Competition Commission said that its purpose is to re-balance prices.  It accepts that its proposals will result in higher costs of buying and using mobile phones than would otherwise have been the case.  It states that prices will fall at “about half of the rate as shown in the MNO’s business plans”.  This means that the primary beneficiaries of the Report will be the 5 million households in the UK who do not own a mobile phone, at the expense of 49 million mobile customers.

The Competition Commission has significantly underestimated the costs of running a mobile phone network and it has also failed to reliably determine how these costs change in the future.  As a result of these inaccuracies, mobile users will pay more.

Gavin Darby, Chief Executive of Vodafone UK, said: “We think it is wrong that our customers will be forced to pay more as a result of this Report.  The UK is one of the most competitive markets in Europe.  Mobile phone bills have reduced by 70% in the past 5 years which has been driven by intense competition, with 4 strong players and a fifth entrant due this year - this is harsher regulation on top of increased competition.

“We believe that the report is fundamentally flawed and, as a result, will be seeking a Judicial Review to protect the interests of our customers”.

-ends

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Vodafone UK

Anna Cloke, Head of UK Corporate Communications

Tel:  +44 (0) 7000 500100

E-mail: press.office@vodafone.com

Tavistock Communications

Lulu Bridges/Justin Griffiths

Tel:  020 7600 2288

Notes to editors

Vodafone UK

Vodafone UK has 13 million customers, the largest share of the corporate mobile communications market and is part of the world’s largest mobile community. The Newbury-based company offers a wide range of mobile voice and data communications.  The Vodafone UK network covers 99% of the population and transmits over 10 million text messages every day.  Vodafone UK was the world’s first mobile operator to introduce international roaming, and currently offers its customers roaming on 324 networks in 139 countries.

•                  In May 2002, Vodafone UK was ranked top for customer satisfaction in the UK’s pre-pay mobile phone sector in a survey by JD Power and Associates.  In the Oftel Mobile Network Operators Call Success Rate Survey for April to September 2002, a national call completion rate of 98.3% gave Vodafone the highest number of successfully completed calls and lowest number of dropped calls of all four networks.

2003/003

3 February 2003

VODAFONE LAUNCHES THE VODAFONE SPEAKING PHONE

From 18th February 2003 blind and visually impaired consumers for the first time will have use of text-messaging, electronic contacts and network information on a mobile phone with the new Vodafone Speaking Phone.  The news comes as Vodafone UK continues to celebrate its new partnership with The Royal National Institute of the Blind (RNIB).

The specially adapted Nokia 9210i is capable of an “audible display” which also makes it possible to use text-based subscription services such as news, sports and weather alerts. Because the Vodafone Speaking Phone is a complete personal digital assistant, other features such as memo pad, document software, calendar and email are also available. Linking software allows synchronization of documents, address and calendar information with a personal computer via data cable.

“Vodafone is committed to providing the best solution for the visually impaired,” commented Gavin Darby, UK Chief Executive Officer for Vodafone.  “The Vodafone Speaking Phone is part of the company’s commitment to ensuring customers with special needs are equal members of the Vodafone Community.”

In December 2002, Vodafone UK and the RNIB announced a new partnership, which will open up the world of mobile phones to the visually impaired.  Activities include Vodafone providing customer care staff at RNIB with training and demonstrations on all Vodafone products and services which may be beneficial to RNIB customers.

The Vodafone Speaking Phone will be available from selected Vodafone stores, by contacting Vodafone on 0800 10 11 12 or by contacting the Royal National Institute of the Blind at RNIB Customer Services on 0845 766 99 99

•                  Ends -

For further information contact

Vodafone UK Public Relations

Ally Major or Libby Pritchard

Telephone: 07000 500100

Fax: 01635 234543

press.office@vodafone.com

or disability.access@vodafone.co.uk

Notes to Editors

Image available on request

2003/007

5 February 2003

ANNOUNCEMENT REGARDING JAPAN TELECOM HOLDINGS

Vodafone Group Plc announces that its subsidiary, Japan Telecom Holdings Co., Ltd. has today confirmed that it is in discussions regarding its fixed line subsidiary, Japan Telecom Co., Ltd. that may or may not lead to an offer.

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For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673310

Tavistock Communications

Lulu Bridges / Justin Griffiths

Tel:  +44 (0) 20 7600 2288

2003/008

5 February 2003

DIVIDEND PAYMENTS

Vodafone Group Plc (“Vodafone”) announces today that, with effect from the payment of its final dividend on 8 August 2003, holders of ordinary shares with a registered address in a Eurozone country (defined as those countries which have adopted the Euro as the national currency) will in future receive their cash dividend in Euros, unless they:

1. Wish to elect to continue to receive dividends in Sterling, or

2. Are participating in the Company’s Dividend Reinvestment Plan, or

3. Have mandated their dividend payments to be paid directly to a bank or building society account in the United Kingdom.

Some two-thirds of Vodafone’s approximately 650,000 holders of ordinary shares have a registered address in a Eurozone country.

In accordance with the Company’s Articles of Association, the Sterling/Euro exchange rate will be determined by the Company shortly before each dividend payment date.

Further information regarding this change is being mailed to relevant shareholders today.

For further information contact:

Vodafone Group

Tim Brown, Group Corporate Affairs Director

Melissa Stimpson, Director of Group Investor Relations

Bobby Leach, Head of Group Financial Media Relations

Darren Jones, Senior Investor Relations Manager

Tel:  +44 (0) 1635 673 310

Tavistock Communications

Lulu Bridges

John West

Tel:  +44 (0) 20 7600 2288

STOCK EXCHANGE ANNOUNCEMENT

Announced at 15:32 hrs

13 January 2003

RNS No:                 0939G

13 January 2003 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today that on 9 January 2003 The Capital Group Companies Inc, including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 3,377,276,588 ordinary shares of US$0.10 each in the capital of the Company. These holdings represent 4.95 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies Inc and their respective holdings in the Company.

Holdings by Management

Companies and Fund:

	Number of Shares	Percent of Outstanding
Capital Guardian Trust Company	1,618,791,460	2.37
Capital International Limited	601,446,710	0.88
Capital International SA	196,555,014	0.29
Capital International Inc	166,932,042	0.24
Capital Research & Management Company	793,551,362	1.16

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:25

14 January 2003

RNS No: 1697G

14 January 2003 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 January 2003 by Mourant ECS Trustees Limited that on 13 January 2003 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 123p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	204
Mr J M Horn-Smith	202
Mr K J Hydon	202

S R Scott
Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 17:49 hrs

17 January 2003

RNS No:  3503G

17 January 2003 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was notified today that on 15 January 2003 The Capital Group Companies Inc, including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 3,415,529,988 ordinary shares of US$0.10 each in the capital of the Company. These holdings represent 5.01 per cent of the issued ordinary share capital of the Company. Set out below is a list of registered holders as notified by The Capital Group Companies Inc and their respective holdings in the Company.

Holdings by Management

Companies and Fund:

	Number of Shares	Percent of Outstanding
Capital Guardian Trust Company	1,600,133,560	2.35
Capital International Limited	594,481,210	0.87
Capital International SA	195,347,014	0.29
Capital International Inc	167,016,842	0.24
Capital Research & Management Company	858,551,362	1.26

S R Scott

Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 7, 2003	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary